The Real Brokerage Inc. Announces First Quarter 2024 Financial Results

TORONTO and NEW YORK, May 7, 2024 - (BUSINESS WIRE) - The Real Brokerage Inc. (NASDAQ: REAX) ("Real" or the "Company"), a technology platform reshaping real estate for agents, home buyers, and sellers, announced today financial results for the first quarter ended March 31, 2024.

"Real delivered exceptional results in what is traditionally the lowest revenue quarter of the year, while setting a new quarterly record for net agent additions, which surpassed 3,000. This performance clearly demonstrates the strong appeal of our agent value proposition in the marketplace," said Tamir Poleg, Real's Chairman and Chief Executive Officer. "Despite higher interest rates and tight inventory impacting overall housing market activity, our strong start to 2024 and our robust transaction pipeline - currently at an all-time high - position Real well for continued significant revenue growth and improved profitability, irrespective of how the end market recovers."

"Our ProTeams and Private Label initiatives, which formally launched in January, have received an enthusiastic response. Over 200 agents joined Real this quarter through the Private Label program, and we expect this number to more than double in the second quarter," said Sharran Srivatsaa, President of Real. "As the industry prepares for forthcoming practice changes, we expect the trend of agents migrating from traditional, high-cost brokerages to more efficient, high-value models like ours to continue".

"Real generated $21.5 million in cash from operating activities this quarter, enabling $4.6 million in share repurchases," said Michelle Ressler, Real's Chief Financial Officer. "We continue to invest strategically in our technology and infrastructure in order to support our rapid growth, while maintaining disciplined capital allocation with a focus on generating long-term shareholder value."

Q1 2024 Operational Highlights

● The total value of completed real estate transactions reached $7.5 billion in the first quarter of 2024, an increase of 88% from $4.0 billion in the first quarter of 2023.

● The total number of transactions closed was 19,032 in the first quarter of 2024, an increase of 74% from 10,963 in the first quarter of 2023.

● The total number of agents on the platform increased to 16,680 at the end of the first quarter of 2024, an increase of 67% from the first quarter of 2023. As of May 7, 2024, over 18,000 agents are now on the Real platform.

Q1 2024 Financial Highlights

● Revenue rose to $200.7 million in the first quarter of 2024, an increase of 86% from $107.8 million in the first quarter of 2023.

● Gross profit reached $20.8 million in the first quarter of 2024, an increase of 92% from $10.8 million in the first quarter of 2023.

● Net loss attributable to owners of the Company was $16.1 million in the first quarter of 2024, compared to $7.4 million in the first quarter of 2023. Net loss attributable to owners of the Company in the first quarter of 2024 includes $9.9 million of litigation expenses incurred during the quarter, primarily related to the settlement of antitrust litigation.

● Adjusted EBITDA1 was $3.6 million in the first quarter of 2024, compared to negative ($0.8) million in the first quarter of 2023. Adjusted EBITDA in the first quarter of 2024 excludes $9.9 million of litigation expenses incurred during the quarter, primarily related to the settlement of antitrust litigation.

● Operating expenses, which include General & Administrative, Marketing, Research and  Development, and expenses related to the settlement of antitrust litigation, increased to $36.5 million in the first quarter of 2024, a 104% increase from $17.8 million in the first quarter of 2023. Operating expenses in the first quarter of 2024 include $9.9 million of litigation expenses incurred during the quarter, primarily related to the settlement of antitrust litigation.

● Revenue share expense, which is included in Marketing expenses, was $9.1 million in the first quarter of 2024, a 67% increase compared to $5.4 million in the first quarter of 2023.

● Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation, expenses related to the settlement of antitrust litigation, and other unique or non-cash expenses, were $13.6 million in the first quarter of 2024, an increase of 43% from $9.5 million in the first quarter of 2023. Adjusted operating expense per transaction was $715 in the first quarter of 2023, a decline of 18% from $870 in the first quarter of 2023.

● Loss per share was $0.09 in the first quarter of 2024, compared to a loss per share of $0.04 in the first quarter of 2023.

● The Company repurchased 1.7 million common shares for $4.6 million in the first quarter of 2024, pursuant to its normal course issuer bid.

The Company will discuss the first quarter results on a conference call and live webcast today at 8:00 a.m. ET.

Conference Call Details:
Date:	Tuesday, May 7, 2024
Time:	8:00 a.m. ET

Dial-in Number:	North American Toll Free: 888-506-0062
International: 973-528-0011
Access Code:	123643
Webcast:	https://www.webcaster4.com/Webcast/Page/2699/50322

Replay Information:
Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331

1 There are references to "Adjusted EBITDA" and "Adjusted Operating Expense" in this press release, which are non-IFRS measures. See accompanying note under the heading "Non-IFRS Measures" for an explanation of the composition of these non-IFRS measures.

Access Code:	50322
Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/50322

Non-IFRS Measures

This news release includes references to "Adjusted EBITDA", and "Adjusted Operating Expense", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items, such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique and/or non-operating in nature.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA and Adjusted Operating Expense have no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our Adjusted EBITDA is reconciled to the most comparable IFRS measure for the three months ended March 31, 2024 and 2023 and is presented in the table below labeled Reconciliation of Total Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA. Our Adjusted Operating Expense reconciled to the most comparable IFRS measure is presented for the three months ended March 31, 2024 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

THE REAL BROKERAGE, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

(unaudited)

	As of
	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$20,072	$14,707
Restricted cash	24,440	12,948
Investments in financial assets	14,413	14,222
Trade receivables	9,535	6,441
Other receivables	90	63
Prepaid expenses and deposits	1,222	2,132
TOTAL CURRENT ASSETS	69,772	50,513
NON-CURRENT ASSETS
Intangible assets	3,219	3,442
Goodwill	8,993	8,993
Property and equipment	1,593	1,600
TOTAL NON-CURRENT ASSETS	13,805	14,035
TOTAL ASSETS	83,577	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,093	571
Accrued liabilities	21,214	13,374
Customer deposits	24,440	12,948
Other payables	10,666	302
Warrants outstanding	540	-
TOTAL CURRENT LIABILITIES	57,953	27,195
NON-CURRENT LIABILITIES
Warrants outstanding	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	57,953	27,464

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	68,422	62,567
Stock-based compensation reserve	53,448	52,937
Deficit	(94,302)	(78,205)
Other reserves	(5)	(167)
Treasury Stock, at cost	(2,110)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	25,453	36,875
Non-controlling interests	171	209
TOTAL EQUITY	25,624	37,084
TOTAL LIABILITIES AND EQUITY	$83,577	$64,548

THE REAL BROKERAGE, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

(unaudited)

	Three Months Ended March 31,
	2024	2023
Revenues	$200,743	$107,845
Commissions and other agent-related costs	179,984	97,037
Gross Profit	20,759	10,808

General & administrative expenses	12,136	8,638
Marketing expenses	12,629	7,684
Research and development expenses	2,462	1,524
Settlement of litigation	9,250	-
Operating Loss	(15,718)	(7,038)

Other income (expenses), net	173	28
Finance expenses, net	(552)	(305)
Net Loss	(16,097)	(7,315)
Net income attributable to noncontrolling interests	-	80
Net Loss Attributable to Owners of the Company	(16,097)	(7,395)
Other comprehensive income/(loss) - net of tax, Items that will be reclassified subsequently to profit or loss:
Cumulative (Gain)/loss on investments in debt instruments classified as at FVTOCI reclassified to profit or loss	43	93
Foreign currency translation adjustment	119	147
Total Comprehensive Loss Attributable to Owners of the Company	(15,935)	(7,155)
Total Comprehensive Income Attributable to NCI	-	80
Total Comprehensive Loss	(15,935)	(7,075)
Loss per share
Weighted-average shares, basic and diluted	184,692	178,629
Basic and diluted loss per share	$(0.09)	$(0.04)

THE REAL BROKERAGE, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2024	2023
OPERATING ACTIVITIES
Net Loss	$(16,097)	$(7,315)
Adjustments for:
Depreciation and amortization	326	269
Equity-settled share-based payments	8,844	5,761
Finance costs	400	183
Changes in operating asset and liabilities:
Trade receivables	(3,094)	148
Other receivables	(27)	(1)
Prepaid expenses and deposits	910	(224)
Accounts payable	522	(104)
Accrued liabilities	7,840	3,081
Customer deposits	11,492	7,955
Other payables	10,364	(475)
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,480	9,278

INVESTING ACTIVITIES
Purchase of property and equipment	(96)	(140)
Investment deposits in debt instruments held at FVTOCI	(171)	(506)
Investment withdrawals in debt instruments held at FVTOCI	22	-
NET CASH USED IN INVESTING ACTIVITIES	(245)	(646)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(4,623)	(601)
Shares withheld for taxes	(321)	-
Proceeds from exercise of stock options	613	66
Payment of lease liabilities	-	(80)
Distributions paid to non-controlling interest	(38)	-
NET CASH USED IN FINANCING ACTIVITIES	(4,369)	(615)

Net change in cash, cash equivalents and restricted cash	16,866	8,017
Cash, cash equivalents and restricted cash, beginning of year	27,655	18,327
Fluctuations in foreign currency	(9)	67
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$44,512	$26,411

THE REAL BROKERAGE, INC.

RECONCILIATION OF TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO OWNERS OF THE COMPANY TO ADJUSTED EBITDA

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31, 2024	March 31, 2023
Total Comprehensive Loss Attributable to Owners of the Company	$(15,935)	$(7,155)
Add/(Deduct):
Finance Expenses, net	552	305
Net Income Attributable to Noncontrolling Interest	-	80
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(43)	(93)
Depreciation	326	269
Stock-Based Compensation Adjustments	8,844	5,761
Restructuring Expenses	-	41
Expenses related to Anti-Trust Litigation Settlement	9,857	-
Adjusted EBITDA	$3,601	$(792)

THE REAL BROKERAGE, INC.

BREAKOUT OF REVENUE BY SEGMENT

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31, 2024	March 31, 2023
Main revenue streams
Commissions	$199,252	$107,115
Title	795	598
Mortgage Income	696	132
Total Revenue	$200,743	$107,845

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(Expressed in thousands of U.S. dollars)

(unaudited)

	2022				2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Operating Expense	10,129	13,496	12,886	15,184	17,846	21,499	22,742	26,796	36,477
Less: Revenue Share Expense	2,703	4,376	3,876	4,020	5,434	7,684	7,946	6,840	9,064
Revenue Share Expense (% of revenue)	4.4%	3.9%	3.5%	4.2%	5.0%	4.1%	3.7%	3.8%	4.5%
Less:
Stock-Based Compensation - Employees	1,205	897	281	608	1,019	1,214	285	6,543	1,493
Stock-Based Compensation - Agents	582	547	1,776	2,614	1,541	1,640	2,769	1,830	2,137
Depreciation Expense	3	135	87	108	269	284	277	298	326
Restructuring Expense	-	-	62	160	41	44	80	58	-
Expenses Related to Anti-Trust Litigation Settlement	-	-	-	-	-	-	-	-	9,857
Subtotal	1,790	1,579	2,206	3,490	2,870	3,182	3,411	8,729	13,813
Adjusted Operating Expense[1]	5,636	7,541	6,804	7,674	9,542	10,633	11,385	11,226	13,600
Adjusted Operating Expense (% of revenue)	9.1%	6.7%	6.1%	8.0%	8.8%	5.7%	5.3%	6.2%	6.8%

1Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(unaudited)

	2022				2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Transaction Data
Closed Transaction Sides	6,248	10,224	11,233	9,745	10,963	17,537	20,397	17,749	19,032
Total Value of Home Side Transactions ($, billions)	2.4	4.2	4.2	3.5	4.0	7.0	8.1	6.8	7.5
Median Home Sale Price ($, thousands)	$345	$375	$360	$348	$350	$369	$370	$355	$372
Agent Metrics
Total Agents	4,500	5,600	6,700	8,200	10,000	11,500	12,175	13,650	16,680
Agent Churn Rate (%)	7.9	7.2	7.3	4.4	8.3	6.5	10.8	6.2	7.9
Revenue Churn Rate (%)	1.6	2.1	2.5	2.4	4.3	3.8	4.5	4.9	1.9
Headcount and Efficiency Metrics
Full-Time Employees	112	121	122	118	127	145	162	159	151
Full-Time Employees, Excluding One Real Title and One Real Mortgage	82	91	87	84	88	102	120	118	117
Headcount Efficiency Ratio[1]	1:55	1:62	1:77	1:98	1:114	1:113	1:101	1:116	1:143
Revenue Per Full Time Employee ($, thousands)[2]	$752	$1,235	$1,283	$1,144	$1,226	$1,817	$1,789	$1,537	$1,716
Operating Expense Excluding Revenue Share ($, thousands)	$7,426	$9,120	$9,010	$11,164	$12,412	$13,815	$14,796	$19,956	$27,413
Operating Expense Per Transaction Excluding Revenue Share ($)	$1,189	$892	$802	$1,146	$1,132	$788	$725	$1,124	$1,440
Adjusted Operating Expense ($, thousands)[3]	$5,636	$7,541	$6,804	$7,674	$9,542	$10,633	$11,385	$11,226	$13,600
Adjusted Operating Expense Per Transaction ($)	$902	$738	$606	$787	$870	$606	$558	$632	$715

1Defined as the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

2Reflects total Revenue divided by full-time brokerage employees (excluding One Real Title and One Real Mortgage employees).

3Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expectation regarding increasing the number of agents, revenue growth and profitability and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real's ability to attract new agents and retain current agents and those risk factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 14, 2024, a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca.

These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 18,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick

Senior Director, Marketing, Communications & Brand
elisabeth@therealbrokerage.com

201.564.4221